Wolters Kluwer

File No. 82-2683

07023036

RECEIVED

2007 MAY -1 A 8:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

SUPPL

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Determination of the 2006 Stock Dividend Ratio

Amsterdam (April 27, 2007) - Wolters Kluwer, a leading global information services and publishing company, announced today the determination of the stock ratio of the dividend for 2006, as approved by the Annual General Meeting of Shareholders on April 20, 2007.

Following the official announcements in *Het Financieele Dagblad*, *De Telegraaf* and *De Officiële Prijscourant* of March 22, 2007, and April 21 and 23, 2007, Wolters Kluwer announced that the cash or stock distribution has been fixed as follows:

PROCESSED
MAY 0 3 2007
THOMSON FINANCIAL

- €0.58 in cash

or

- for every 37 ordinary shares (of par €0.12) one new ordinary share (of par €0.12) to be charged to the share premium reserve or if so desired to the other reserves.

The cash distribution will be payable as of May 3, 2007.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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